20012679

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M VEST LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 LEXINGTON AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK	NEW YORK	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY G. MURPHY — 212-895-3863 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER & ZWERMAN LLP
(Name – *if individual, state last, first, middle name*)

201 OLD COUNTRY ROAD, SUITE 202	MELVILLE	NEW YORK	11747
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 11 2020
Washington, DC

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY G. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M VEST LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

EDWARD L. ROSE
Notary Public - State of New York
No.02RO5001838
Qualified in New York County
My Commission Expires 9/14/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M VEST LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

M VEST LLC

TABLE OF CONTENTS

DECEMBER 31, 2019

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
M Vest LLC
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Vest LLC as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of M Vest LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Notes 1 and 6 to the financial statements, the Company is in its early stages of operations and has not generated any revenue. Its operations have been supported solely by capital infusions from its members. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of M Vest LLC's management. Our responsibility is to express an opinion on M Vest LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M Vest LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of M Vest LLC's financial statements. The supplemental information is the responsibility of M Vest LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
We have served as M Vest LLC's auditor
since 2019.
Melville, NY
February 27, 2020

M VEST LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	39,613
Prepaid expenses		3,028
Total assets	$	42,641

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	26,066
		26,066
Members' equity		16,575
Total liabilities and members' equity	$	42,641

The accompanying notes are an integral part of these financial statements.

M VEST LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues	$ -
Expenses	
Employee compensation and benefits	216,660
Occupancy	32,088
Professional Fees	53,619
Regulatory Filing Fees	39,973
Other Expenses	1,625
	343,965
Net loss before income taxes	(343,965)
Provision for income taxes	-
Net loss	$ (343,965)

The accompanying notes are an integral
part of these financial statements.

M VEST LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS INC.
Balance, January 1, 2019	$ 235,540	$ 216,697	$ 18,843
Contributions	125,000	115,000	10,000
Net loss	(343,965)	(316,448)	(27,517)
Balance, December 31, 2019	$ 16,575	$ 15,249	$ 1,326

The accompanying notes are an integral
part of these financial statements.

M VEST LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(343,965)
(Increase) decrease in operating assets:		
Prepaid expenses		(358)
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses and other liabilities		26,066
Net cash (used in) operating activities		(318,257)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members		125,000
Net cash provided by financing activities		125,000
Net decrease in cash and cash equivalents		(193,257)
Beginning cash and cash equivalents		232,870
Ending cash and cash equivalents	$	39,613
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Taxes paid	$	-

The accompanying notes are an integral
part of these financial statements.

M VEST LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

M Vest LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 4, 2018, registered with the SEC on January 8, 2019 and began business on that date. The Company will perform investment banking related activities. The Company will act as a placement agent in the distribution of equity securities to the public on reliance of Section 506(c) of Regulation D of the Securities Act. The Company's main office is located in New York City, New York.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

As of December 31, 2019, a majority of the Company's activities have been focused on building its infrastructure and marketing its services. To date, it has not earned any revenue. See Note 6 for further discussion.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

M VEST LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the Statement of Income.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company's tax returns for the year ended December 31, 2018, which was its initial return, remains open to examination generally for a period of three years after filing.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 27, 2020, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

M VEST LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019 the Company's net capital of $13,547, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital of $5,000 by $8,547.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Maxim Group LLC, a related entity due to common ownership. Expenses shared include employee services, office space, legal services and other administrative expenses incurred in the normal course of business. This arrangement is pursuant to a written agreement between the parties. The total fees paid to Maxim Group LLC for the year ended December 31, 2019 was $300,792. Balances due to Maxim Group LLC were $25,066 as of December 31, 2019 and are included in accounts payable, accrued expenses and other liabilities in the statement of financial position.

NOTE 5: RISKS AND UNCERTAINTIES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit has not exceeded federally insured limits at December 31, 2019.

NOTE 6: GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern for a reasonable period of time. Although the Company has generated no revenue to date, the members of the Company have the ability to fund the Company's operating cash needs for the near term. However, there can be no guarantee that the members will continue to do so in the future, and changes in economic circumstances and overall business strategy could cause the members to cease the Company's operations.

M VEST LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Credits		
Members' equity	$ 16,575	
		$ 16,575
Debits		
Non-allowable assets:		
Prepaid expenses	3,028	
		(3,028)
Net capital before haircuts on securities positions		13,547
Haircuts on securities:		
	-	
		-
Net capital		$ 13,547
Aggregate indebtedness		$ 26,066
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000 minimum net capital requirement)		$ 5,000
Excess net capital		$ 8,547
Ratio of aggregate indebtedness to net capital		192%

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

See independent auditors' report on supplemental information.

M VEST LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt under Section (k)(2)(i) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

M VEST LLC

MANAGEMENT STATEMENT REGARDING
COMPLIANCE WITH THE EXEMPTION
PROVISIONS OF SEC RULE 15c3-3

DECEMBER 31, 2019

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
M Vest LLC
New York, NY

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) M Vest LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which M Vest LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) M Vest LLC stated that M Vest LLC met the identified exemption provisions throughout the most recent fiscal year without exception. M Vest LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Vest LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Melville, NY
February 27, 2020

M VEST LLC
405 Lexington Avenue
New York, NY 10174

February 27, 2020

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

Please allow this to serve as an attestation to the following:

1. M VEST LLC relies upon the (k)(2)(i) exemption under SEC Rule 15c3-3.
2. M VEST LLC has met this exemption throughout fiscal 2019 through its maintenance of a "Special Account for the Exclusive Benefit of customers".
3. At no time during 2019 did the Firm fall out of compliance with its (k)(2)(i) exemption under SEC Rule 15c3-3.

Sincerely,

Timothy Murphy
Chief Financial Officer / FINOP

Members FINRA & SIPC
405 Lexington Ave., New York, NY 10174
Tel: (212) 895-3500 Fax: (212) 895-3860
NewYork, NY, Woodbury NY, Red Bank NJ, Boca Raton FL
www.maximgrp.com